

Maxis Communications Berhad
(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008


SEC MAIL PROCESSING
RECEIVED
MAR - 7 2005
WASH. D.C.
213
SECTION

21 February 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780


SUPPL

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 January 2005 to 15 February 2005, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 16 January 2005 to 15 February 2005.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director
c.c. Mr. Chris Holland

Dipak Kaur
Secretary

Singap-1/51421/01



Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("BMSB")			
1. Listing Circular - Maxis Employee Share Option Scheme	19 January 2005 27 January 2005 02 February 2005 08 February 2005	BMSB Listing Requirements	A
2. General Announcement	20 January 2005 07 February 2005	BMSB Listing Requirements	B
3. Change in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965 a) Ananda Krishnan Tatparanandam	17 January 2005	BMSB Listing Requirements and Malaysian Companies Act, 1965	C
4. Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act, 1965 a) Eridanes International N.V.	17 January 2005	BMSB Listing Requirements and Malaysian Companies Act, 1965	D
5. Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act, 1965 a) First East Asia Investments N.V.	17 January 2005	BMSB Listing Requirements and Malaysian Companies Act, 1965	E

APPENDIX A

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 29087 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **19/01/2005**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 214,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 24 January 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 29230 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **27/01/2005**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 468,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 31 January 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 29324 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **02/02/2005**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 138,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 4 February 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 29440 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **08/02/2005**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 123,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 15 February 2005.

APPENDIX B

General Announcement
Reference No **MM-050120-63165**

Submitting Merchant Bank	:	**RHB SAKURA MERCHANT BANKERS BERHAD**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**20/01/2005**

Type	:	**Announcement**
Subject	:	**Proposed subscription of new shares representing 51% of the enlarged share capital in PT Natrindo Telepon Seluler ("NTS") for a cash consideration of US$100 million ("Proposed Investment")**

Contents :

This announcement is released on behalf of Maxis Communications Berhad.

Quote

1. INTRODUCTION

Maxis Communications Berhad ("MCB") is pleased to announce that, on 19 January 2005:

(i) MCB and its wholly-owned subsidiary, East Asia Communications N.V. ("EAC"), entered into a conditional Share Subscription Agreement ("SSA") with PT Aneka Tirta Nusa ("Tirta") and PT Natrindo Telepon Seluler ("NTS") for EAC to subscribe for new shares representing 51% of the enlarged share capital in NTS; and
(ii) EAC entered into a conditional Shareholders' Agreement ("SA") with Tirta and NTS. Pursuant to the SSA, EAC shall also extend a shareholder's loan of US$150 million to NTS for a period of 5 years.

2. THE PROPOSED INVESTMENT

2.1 Information on NTS

NTS, incorporated in October 2000, is a GSM cellular operator in Indonesia and has approximately 25,000 active subscribers currently. NTS originally received a regional licence (East Java), but has since acquired 6 other regional licences, and in December 2002 obtained government approval to convert regional licences into a national licence. In September 2004, it was allocated additional spectrum for 3G-WCDMA services.

NTS currently operates under the name of "Lippo Telecom".

As at 19 January 2005, the authorised share capital of NTS consisted of 3,000,000,000 shares of nominal par value of Rp500 each, and the issued and paid-up share capital is Rp391,982 million (equivalent to RM165.5 million*) comprising 783,964,481 shares with a par value of Rp500 per share.

The existing shareholders of NTS are Tirta and PT Cipta Tunggal Mulia. Immediately after Closing (as defined herein), the only shareholders of NTS will be EAC and Tirta.

Based on the audited accounts of NTS for the financial year ended 31 December 2003 NTS registered a loss after taxation of Rp28,423 million (equivalent to RM12.0 million*), whilst its net tangible assets ("NTA") as at that date was Rp59,457 million (equivalent to RM25.1 million*).

A summary of the key audited financial information of NTS since its incorporation in October 2000 is set out in Table 1.

** converted at an assumed exchange rate of Rp2368:RM1 (or Rp9000:US$1.00 and US$1:RM3.80)*

2.2 Salient Terms and Conditions of the SSA and SA

(i) Subscription for new shares and shareholder's loan

Subject to the terms and conditions contained in the SSA, EAC shall:
(a) subscribe for new shares representing 51% of the enlarged share capital of NTS for a cash consideration of US$100 million (equivalent to RM380 million); and
(b) extend a shareholder's loan of US$150 million (equivalent to RM570 million) to NTS at an interest rate of 9% p.a. for a period of five years from first drawdown ("Shareholder's Loan"). The Shareholder's Loan is repayable on the fifth anniversary from first drawdown and under certain conditions, the then existing shareholders of NTS shall be entitled to subscribe for new shares in NTS, proceeds of which will be utilised towards paying down the Shareholder's Loan. The Shareholder's Loan may be repayable earlier in the event that an Initial Public Offering ("IPO") or refinancing occurs before maturity.

(ii) Conditions Precedent

The completion of the SSA is conditional upon the satisfaction of, *inter alia*, the following conditions precedent (any or all of which may be waived, in whole or in part, by MCB or Tirta, as the case may be):
(a) the approval of the shareholders of MCB, if required;
(b) the approval of the lenders of MCB, if required;
(c) the approval of the shareholders of NTS, if required;
(d) the approval of the lenders of NTS, if required;
(e) the approval of Bank Negara Malaysia;
(f) the approvals of or notifications to Indonesian government authorities which include, *inter alia,* The Ministry of Communications and the Capital Investment Co-ordination Board of Indonesia ("BKPM"); and
(g) the completion of an internal restructuring resulting in an increase in the issued and paid-up capital of NTS to Rp702,467 million comprising 1,404,934,481 shares of Rp500 each.
(hereinafter collectively referred to as the "Conditions Precedent")

(iii) Closing

The closing of the transactions contemplated by the SSA and the fulfillment by the parties to the SSA of their respective obligations ("Closing") is scheduled to occur on the last Indonesian business day of the calendar month that follows ten (10) days after the fulfillment of the Conditions Precedent or such other date as may be mutually agreed.

(iv) Due diligence

Pursuant to the SSA, EAC has the right to conduct a due diligence on NTS. Should the due diligence exercise reveal certain negative findings on matters pertaining to NTS, EAC has the right to terminate the SSA after a cure period. The due diligence exercise is expected to be completed on 24 January 2005, extendable if required by EAC.

(v) Management control

Upon Closing, EAC will have management control of NTS and the SA provides EAC with the right to nominate four Directors and four Commissioners including the President Commissioner of NTS.

2.3 Basis of the Consideration and Source of Funding

The consideration for the Proposed Investment of US$100 million was arrived at based on negotiations in good faith on a willing buyer willing seller basis. In arriving at the purchase consideration, MCB has taken into account, *inter alia,* the 2G and 3G spectrum allocated to NTS, the potential earnings and future prospects of NTS and the growth potential of the Indonesian cellular market.

The consideration for the Proposed Investment will be funded through the MCB Group's internally generated funds and/or borrowings.

2.4 Liabilities to be assumed by MCB and/or EAC

Under the terms and conditions of the SSA, there are no liabilities and/or indebtedness of NTS to be assumed by MCB and/or EAC pursuant to the Proposed Investment.

2.5 Information on Tirta

Tirta is the special purpose vehicle set up to hold the investment in NTS. Presently, Tirta's consortium of investors includes a member of the Lippo group of companies which is engaged in four lines of businesses: broadband services, cellular services, IT solutions and retail. This Lippo entity focuses on providing services to meet the demands of today's Asian consumer for instant and convenient access to information, communication and retail services, in the rapidly growing middle class demography with increasing buying power and levels of sophistication.

2.6 RATIONALE FOR THE PROPOSED INVESTMENT

Having successfully participated in the domestic consolidation, MCB is now well placed to grow and maintain market share through building on existing strengths and focusing on targeting specific market segments.

While MCB continues to focus on the Malaysian market for subscriber and revenue growth and seeks opportunities to strengthen its position within the Malaysian market, MCB is simultaneously exploring new growth opportunities regionally given that the rate of subscriber growth domestically is expected to mature over the medium term. The Proposed

Investment provides MCB with an opportunistic regional entry into the rapidly developing Indonesian cellular market.

The Proposed Investment allows MCB to expand its telecommunications services in the fast growing market of Indonesia, where cellular penetration is relatively low at an estimate of 13.4%. The Proposed Investment is consistent with MCB's investment criteria and is also expected to drive growth and profitability outside of Malaysia.

NTS is an opportunity where MCB will be able to apply its core competencies, and with its 2G and 3G spectrum, is well positioned to accommodate future growth of subscribers and to launch new products and services.

3. PROSPECTS

MCB believes that the Indonesian cellular industry has a large market potential, given the estimated country population of 222 million as at the end of 2004. According to analyst estimates, it has a relatively low cellular penetration rate at an estimated 13.4% as at the end of 2004 and a high subscriber growth rate of 58% in 2004. The Indonesian cellular market is expected to grow by approximately 40 million subscribers, from over 29 million subscribers to 69 million subscribers from 2004 to 2008.

The Proposed Investment will provide access to the large and fast-growing cellular market in Indonesia. MCB also believes that given its domestic operating experience, as well as the geographical and cultural similarities between Indonesia and Malaysia, it will be able to immediately share its experience and explore potential avenues of collaboration with the management of NTS for the benefit of both parties. Through collaboration with the Lippo group NTS will also be able to leverage on the distribution network, channels and customer base of the diversified Lippo group to cross sell its products and services.

4. RISK FACTORS

(a) Economic, Political and Currency Risks

As with all investments undertaken overseas, political, economic and currency risks are inherent risk factors. Like most Asian countries, the economic crisis in the late nineties forced many countries, including Indonesia to look into economic and political reforms. Although the changes undertaken by Indonesia are slowly showing positive results, there is no assurance that such risk factors will not continue in the future. MCB does not believe that the risks that NTS faces in Indonesia is any different than other companies in Indonesia. MCB also believes that the participation in a company with a strong local partner will help mitigate any country risk factors.

Fluctuations in the exchange rate between the Indonesian Rupiah and the US Dollar or Malaysian Ringgit, as well as fluctuations of local interest rates, could negatively affect investment returns. However, this risk may, to some extent, be mitigated by hedging instruments which MCB may enter into from time to time.

(b) Inherent Business Risks

As with the operations of similar cellular telecommunications companies elsewhere, NTS will be subject to inherent business risks, e.g., *inter alia,* the risk of competitive threats, network and software technology obsolescence, possible funding limitations, foreign ownership limitations, spectrum constraints, changes in the regulatory regime. However, MCB believes that these are risks which it is well-placed to understand given its own experience as a cellular operator.

5. EFFECTS OF THE PROPOSED INVESTMENT

5.1 Share capital

The Proposed Investment will not have any effect on the issued and paid-up share capital of MCB as there will be no new issue of MCB shares pursuant to the Proposed Investment.

5.2 Shareholdings of the substantial shareholders

The Proposed Investment will not have any effect on the shareholdings of the substantial shareholders of MCB as there will be no new issue of MCB shares pursuant to the Proposed Investment.

5.3 NTA

The proforma effect of the Proposed Investment on the consolidated NTA of MCB is set out in Table 2.

5.4 Earnings

The Proposed Investment is not expected to have a material impact on the consolidated earnings of MCB for the financial year ending 31 December 2005. However, it is expected to contribute positively to the consolidated earnings of MCB in the medium term.

6. APPROVALS REQUIRED

The Proposed Investment is subject to, *inter alia*, the approvals of the following parties being obtained:

(a) Bank Negara Malaysia (for the Proposed Investment and for the Shareholder's Loan);
(b) Indonesian governmental authorities (i.e. Ministry of Communications, BKPM);
(c) shareholders and lenders of MCB, if required;
(d) shareholders and lenders of NTS, if required; and
(e) any other relevant authorities, if required.

7. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

Insofar as the Directors of MCB are able to ascertain, none of the Directors or substantial shareholders of MCB have any interest, whether direct or indirect, in the Proposed Investment.

8. DIRECTORS' OPINION

The Directors of MCB, having considered all aspects of the Proposed Investment are of the opinion that the Proposed Investment is in the best and long term interests of MCB and its shareholders.

9. POLICIES ON FOREIGN INVESTMENT AND REPATRIATION OF PROFITS IN HOST COUNTRY

Subject to applicable withholding taxes, profits from investments in Indonesian companies can be repatriated without any restrictions. The Proposed Investment represents a long-term investment into a regulated industry, and profits, as they arise and are available for distribution, will be repatriated accordingly.

10. OTHER MATTERS

10.1 The conditional SSA is available for inspection at the registered office of MCB at Level 18, Menara Maxis, Kuala Lumpur City Centre, off Jalan Ampang, 50088 Kuala Lumpur during normal business hours from Mondays to Fridays (except public holidays) for a period of three (3) months from the date of this announcement.

10.2 The Proposed Investment does not depart from the Securities Commission's Policies and Guidelines on the Issue/Offer of Securities.

10.3 The Proposed Investment is expected to be completed in the first half of 2005.

This announcement is dated 20 January 2005.

Unqoute



Tables.doc

Table 1: Summary of Key Audited Financial Information of NTS

All financials expressed in Rupiah billion	2000	2001	2002	2003
Net Revenue	-	20.0	23.8	34.6
Profit before tax	(0.5)	(52.4)	(32.8)	(28.4)
Profit after tax	(0.5)	(52.5)	(32.8)	(28.4)
Shareholders funds	64.1	199.7	259.0	236.8
Net tangible assets ("NTA")	64.1	199.7	103.6	59.5

As at 31 December 2003, NTS had total borrowings of Rp245.8 billion.

Table 2: Proforma Effect on Consolidated NTA

For illustrative purposes only, on the assumption that the Proposed Investment had been effected on 31 December 2003, the proforma effect of the Proposed Investment on MCB's consolidated NTA is as follows:-

	Audited as at 31 December 2003	**Proforma After Proposed Investment***
	RMmn	*RMmn*
Share Capital	245.8	245.8
Share Premium	3,293.9	3,293.9
Capital Redemption Reserve	0.9	0.9
Proposed Dividend Reserve	491.5	491.5
Retained Earnings	518.8	518.8
Shareholders Funds	**4,550.9**	**4,550.9**
less: Intangible Assets	(1,291.7)	(1,405.7)
	3,259.2	3,145.2
less: Goodwill arising from the Proposed Investment	0.0	(117.3)
NTA	**3,259.2**	**3,027.9**
NTA per share (RM)	**1.33**	**1.23**

Notes:-

* **THIS PROFORMA CONSOLIDATED NTA AND NTA PER SHARE OF RM1.23 AFTER THE PROPOSED INVESTMENT IS SUBJECT TO FURTHER ADJUSTMENTS DETAILED IN NOTE 2.**

1. The calculation of the goodwill arising from the Proposed Investment is based on the latest audited financial statements of NTS for the financial year ended 31 December 2003 is as follows:-

	RM million
Purchase consideration	380.0
MCB's share of net assets per audited financial statements of NTS** as at 31 December 2003 upon completion of the Proposed Investment	(308.6)
Goodwill based on the latest audited financial statements of NTS as at 31 December 2003 upon completion of the Proposed Investment	71.4
Adjustments arising from the due diligence exercise carried out on the management accounts of NTS for the 10 months ended 31 October 2004 and realignment of NTS' accounting bases and policies to MCB's	45.9
Goodwill upon completion of the Proposed Investment and due diligence findings	117.3

** *The audited financial statements of NTS for the financial year ended 31 December 2003 which is reported in Indonesian Rupiah is translated at the prevailing exchange rate as at 31 December 2003 of Rp2137 to RM1.*

2. On completion of the Proposed Investment, further adjustments detailed below will and/or may need to be made to the goodwill calculation to reflect the final net assets acquired:

   a) Realigning of NTS' accounting policies and bases with that of MCB's,

   b) Losses for the period between 1 January 2004 and the date of Completion,

   c) The determination of the fair value of NTS' assets in accordance with the requirements of Malaysian Accounting Standards Board No 21: Business Combinations.

   d) The translation of NTS' net assets, which are denominated in Indonesian Rupiah, at the prevailing exchange rate at the date of Completion.

The aforesaid adjustments can only be quantified subsequent to the completion of the Proposed Investment.

General Announcement
Reference No **MC-050207-57448**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**07/02/2005**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("Maxis") - USD360,000,000 Syndicated Term Loan Facilities**

Contents :

The Board of Directors wishes to announce that Maxis has today obtained syndicated term loan facilities of up to the maximum principal amount of USD360,000,000 loan (the "Facility") from participating lenders with ABN AMRO BANK N.V., Labuan Branch as lead arranger and ABN AMRO BANK Berhad as agent.

The Facility is for the purposes of refinancing the existing USD loan, financing the capital expenditure and working capital requirements and for general corporate purposes of the Maxis Group.

The Facility will enable Maxis to achieve lower cost of borrowings, improved financing terms and to pursue its growth.

The Facility has a tenure of up to 5 years from the date of the Facility Agreement.

This announcement is dated 7 February 2005.

APPENDIX C

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-050117-49701**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**17/01/2005**

Particulars of substantial Securities Holder

Name	:	**Ananda Krishnan Tatparanandam ("TAK")**
Address	:	**No. 8, Taman U Thant Dua, 55000 Kuala Lumpur.**
NRIC/Passport No/Company No.	:	**380401-10-5397**
Nationality/Country of incorporation	:	**Malaysian**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Maxis Holdings Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 397,849,171 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**10/01/2005**	**397,849,171**	

Circumstances by reason of which change has occurred :

Increase in the voting shares of Maxis over which deemed interest subsists by virtue of the acquisition of all of the shares in East Asia Telecommunications Ltd ("EAT"), Global Multimedia Technologies (BVI) Ltd ("GMT") and Worldwide Communications Technologies Ltd ("WCT") by Eridanes International N.V. ("EINV") from First East Asia Investments N.V. ("FEAI") pursuant to the Share Purchase Agreement dated 20 August 2004 ("SPA") between EINV and FEAI.

EAT, GMT and WCT collectively own Maxis Holdings Sdn Bhd ("MHSB") and MHSB in turn holds 397,849,171 ordinary shares of RM0.10 each in Maxis ("Maxis Shares").

TAK is the beneficial owner of EINV. TAK is deemed to have an interest over the Maxis Shares held by MHSB by virtue of EINV being entitled to exercise 100% of the votes attached to the voting shares in each of EAT, GMT and WCT.

TAK is also deemed to have an interest by virtue of :-
a) his controlling interest in MAI Sdn Berhad, the immediate holding company of Terang Equity Sdn Bhd which in turn has a direct equity interest of 100% in Wangi Terang Sdn Bhd ("WTSB");

b) Usaha Tegas Equity Sdn Bhd's ("UTES") deemed interest in the shares in Maxis arises by virtue of its direct equity interest of 100% each in Wilayah Bintang Sdn Bhd, Tegas Mahsuri Sdn Bhd, Besitang (M) Sdn Bhd and Besitang Utara Sdn Bhd which are the holding companies of Wilayah Resources Sdn Bhd, Tegas Puri Sdn Bhd, Besitang Barat Sdn Bhd and Besitang Selatan Sdn Bhd (collectively "the UT Subsidiaries").

UTES is in turn wholly-owned by Usaha Tegas Sdn Bhd ("UTSB").

Pacific States Investment Limited ("PSIL") has a direct controlling interest in UTSB.

The shares in PSIL are held by Excorp Holdings N.V. which is in turn held by PanOcean Management Limited ("PanOcean"). PanOcean is the trustee of a discretionary trust, the beneficiaries of which are members of TAK's family and foundations including those for charitable purposes.

Although PanOcean and TAK are deemed to have an interest in the shares in Maxis, they do not have any economic or benficial interest over such shares, as such interest is held subject to the terms of the discretionary trust; and

c) TAK's controlling interest in MAI Holdings Sdn Bhd, the immediate holding company of Pacific Fortune Sdn Bhd, which in turn has a direct equity interest of 100% each in Ria Utama Sdn Bhd and Tetap Emas Sdn Bhd respectively.

Nature of interest	:	Deemed interest
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	397,849,171
Indirect/deemed interest (%)	:	16.07
Total no of securities after change	:	1,177,305,974
Date of notice	:	10/01/2005

Remarks

Notification was received by the Company on 17 January 2005.

The registered holders of the Maxis shares over which TAK has a deemed interest after the acquisition as stated above are set out below:-

Wangi Terang Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 59,732,025 ordinary shares of RM0.10 each in Maxis

Tetap Emas Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 83,689,359 ordinary shares of RM0.10 each in Maxis

Ria Utama Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 83,689,359 ordinary shares of RM0.10 each in Maxis

Wilayah Resources Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 133,901,584 ordinary shares of RM0.10 each in Maxis

Tegas Puri Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 167,378,718 ordinary shares of RM0.10 each in Maxis

Besitang Barat Sdn Bhd

Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 133,901,583 ordinary shares of RM0.10 each in Maxis

Besitang Selatan Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 117,164,175 ordinary shares of RM0.10 each in Maxis

Maxis Holdings Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 397,849,171 ordinary shares of RM0.10 each in Maxis

APPENDIX D

Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act 1965
Reference No **MC-050117-42497**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**17/01/2005**

Particulars of Substantial Securities Holder

Name	:	**Eridanes International N.V. ("EINV")**
Address	:	**Kaya W.F.G. (Jombi) Mensing 36, Curacao, Netherlands Antilles.**
NRIC/Passport No/Company No.	:	**63756**
Nationality/Country of incorporation	:	**Netherlands Antilles**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Maxis Holdings Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
In respect of 397,849,171 ordinary shares of RM0.10 each in Maxis

Date interest acquired & no of securities acquired

Date interest acquired	:	**10/01/2005**
No of securities	:	**397,849,171**
Circumstances by reason of which Securities Holder has interest	:	**Deemed interest in the shares in Maxis arises by virtue of the acquisition of all of the shares in East Asia Telecommunications Ltd ("EAT"), Global Multimedia Technologies (BVI) Ltd ("GMT") and Worldwide Communications Technologies Ltd ("WCT") by EINV from First East Asia Investments N.V. ("FEAI") pursuant to the Share Purchase Agreement dated 20 August 2004 ("SPA") between EINV and FEAI.** **EAT, GMT and WCT collectively own Maxis Holdings Sdn Bhd ("MHSB") and MHSB in turn holds 397,849,171 ordinary shares of RM0.10 each in Maxis ("Maxis Shares').** **EINV is deemed to have an interest over the Maxis Shares held by MHSB by virtue of EINV being entitled to exercise 100% of the votes attached to the voting shares in each of EAT, GMT and WCT.**
Nature of interest	:	**Deemed interest**
Price Transacted (RM)	:	
Total no of securities after change:		
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**397,849,171**
Indirect/deemed interest (%)	:	**16.07**
Date of notice	:	**10/01/2005**
Remarks		

APPENDIX E

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Reference No **MC-050117-51641**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**17/01/2005**

Particulars of substantial Securities Holder

Name	:	**First East Asia Investments N.V. ("FEAI")**
Address	:	**Kaya Verdi 44 (Kavel 75), Curacao, Netherlands Antilles**
NRIC/Passport No/Company No.	:	**75270**
Nationality/Country of incorporation	:	**Netherlands Antilles**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation	:	**10/01/2005**

Name & address of registered holder

Maxis Holdings Sdn Bhd
Level 39, Menara Maxis,
Kuala Lumpur City Centre,
50088 Kuala Lumpur.
in respect of 397,849,171 ordinary shares of RM0.10 each in Maxis

Number of securities disposed	:	**397,849,171**
Price Transacted (RM)	:	
Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Ceased to be a substantial shareholder of Maxis by virtue of the disposal of all of the shares in East Asia Telecommunications Ltd ("EAT"), Global Multimedia Technologies (BVI) Ltd ("GMT") and Worldwide Communications Technologies Ltd ("WCT") held by FEAI to Eridanes International N.V. ("EINV") pursuant to the Share Purchase Agreement dated 20 August 2004 ("SPA") between EINV and FEAI.**
Nature of interest	:	**Deemed interest**
Date of notice	:	**10/01/2005**
Remarks		

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 10 day of **January, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	28,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **15,000** shares	-	RM4.36	-
[c] Amount paid on **7,000** shares	-	RM5.13	-
[c] Amount paid on **6,000** shares	-	RM6.47	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **15,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **7,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **6,000** shares	-	RM6.37	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 18 day of **January, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,476,045,000** shares of RM0.10 each and the paid-up capital is **RM247,604,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **15,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **11,000**

(c) the number of shares allotted to non-citizens **-**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **-**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives — 2,000

(f) the number of shares allotted to bodies corporate controlled by non-citizens — -

TOTAL 28,000

Dated this 18 day of **January, 2005**

....

DATO' JAMALUDIN IBRAHIM

Director

....

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 13 day of **January, 2005.**

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	186,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **79,000** shares	-	RM4.36	-
[c]	Amount paid on **105,000** shares	-	RM5.13	-
[c]	Amount paid on **2,000** shares	-	RM6.47	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **79,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **105,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM6.37	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 18 day of **January, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,476,231,000** shares of RM0.10 each and the paid-up capital is **RM247,623,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**29,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**94,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**14,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	49,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	186,000

Dated this 18 day of **January, 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 17 day of **January, 2005.**

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	165,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **86,000** shares	-	RM4.36	-
[c] Amount paid on **6,000** shares	-	RM4.80	-
[c] Amount paid on **72,000** shares	-	RM5.13	-
[c] Amount paid on **1,000** shares	-	RM6.47	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **86,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **6,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **72,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **1,000** shares	-	RM6.37	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 20 day of January , 2005

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.	
158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,476,396,000** shares of RM0.10 each and the paid-up capital is **RM247,639,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**57,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**73,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**30,000**

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives — 5,000

(f) the number of shares allotted to bodies corporate controlled by non-citizens — -

TOTAL 165,000

Dated this 20 day of **January, 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 20 day of **January, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	303,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **93,000** shares	-	RM4.36	-
[c] Amount paid on **18,000** shares	-	RM4.80	-
[c] Amount paid on **129,000** shares	-	RM5.13	-
[c] Amount paid on **50,000** shares	-	RM5.34	-
[c] Amount paid on **13,000** shares	-	RM6.47	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **93,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **18,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **129,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **50,000** shares	-	RM5.24	-
[e] Amount of premium paid or payable on **13,000** shares	-	RM6.37	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 26 day of January , 2005

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,476,699,000** shares of RM0.10 each and the paid-up capital is **RM247,669,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**47,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**192,000**
	(c)	the number of shares allotted to non-citizens	**50,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	14,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	303,000

Dated this 26 day of January , **2005**

DATO' JAMALUDIN IBRAHIM

Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 24 day of **January, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	138,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **81,000** shares	-	RM4.36	-
[c] Amount paid on **5,000** shares	-	RM4.80	-
[c] Amount paid on **48,000** shares	-	RM5.13	-
[c] Amount paid on **4,000** shares	-	RM6.47	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **81,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **5,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **48,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **4,000** shares	-	RM6.37	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 28 day of January, 2005

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,476,837,000** shares of RM0.10 each and the paid-up capital is **RM247,683,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**30,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**79,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**27,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	2,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	138,000

Dated this 28 day of January , **2005**

....
DATO' JAMALUDIN IBRAHIM

Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 27 day of **January**, **2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	71,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **7,000** shares	-	RM4.36	-
[c] Amount paid on **55,000** shares	-	RM5.13	-
[c] Amount paid on **9,000** shares	-	RM7.05	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **7,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **55,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **9,000** shares	-	RM6.95	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 07 day of **February, 2005**

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,476,908,000** shares of RM0.10 each and the paid-up capital is **RM247,690,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **22,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **46,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives -

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	3,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	71,000

Dated this 07 day of **February, 2005**

....
TAN POH CHING
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **02** day of **February, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	52,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **1,000** shares	-	RM4.36	-
[c] Amount paid on **2,000** shares	-	RM4.80	-
[c] Amount paid on **32,000** shares	-	RM5.13	-
[c] Amount paid on **17,000** shares	-	RM7.05	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **1,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **32,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **17,000** shares	-	RM6.95	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 07 day of **February, 2005**

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,476,960,000** shares of RM0.10 each and the paid-up capital is **RM247,696,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**4,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**46,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	2,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	52,000

Dated this 07 day of **February, 2005**

....

TAN POH CHING

Director

....

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 07 day of **February**, **2005**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	287,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **127,000** shares	-	RM4.36	-
[c]	Amount paid on **111,000** shares	-	RM5.13	-
[c]	Amount paid on **2,000** shares	-	RM6.47	-
[c]	Amount paid on **47,000** shares	-	RM7.05	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **127,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **111,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **47,000** shares	-	RM6.95	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 15 day of **February, 2005**

....
TAN POH CHING
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,477,247,000** shares of RM0.10 each and the paid-up capital is **RM247,724,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **57,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **137,000**

(c) the number of shares allotted to non-citizens **-**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **47,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	46,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	287,000

Dated this 15 day of **February, 2005**

....
TAN POH CHING
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000